LaDawn Naegle Direct: 202-508-6046 Fax: 202-220-7346 ladawn.naegle@bryancave.com

May 11, 2010

Martin F. James
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

RE:	MEMC Electronic Materials, Inc.
Form 10-K for the year ended December 31, 2009
Filed March 1, 2010
File No. 001-13828

Dear Mr. James:

This letter sets forth the responses of MEMC Electronic Materials, Inc. (the ”Company”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) dated April 27, 2010, with respect to the above referenced Form 10-K.  We have duplicated below the comments set forth in the comment letter and have provided responses to each comment following the Staff’s related comment.

Form 10-K for the Year Ended December 31, 2009

Solar Energy Segment (d/b/a SunEdison, page 5)

Sales, Marketing and Customers, page 6

1.
We note you sell renewable energy incentives, including renewable energy credits (“RECs”).  We also note you sell RECs to utility companies as well as to non-utility customers including hedge funds and other investors.

•	Tell us what renewable energy incentives and RECs represent, how you obtain these credits and from whom.

•	Describe to us the process by which you are able to transfer these credits to another party and how that transfer would be considered a sale under US GAAP.

Martin F. James May 11, 2010 Page 2

•
Identify the point in the process when you recognize revenue from the sale of the incentives to utilities and non-utilities.  To the extent that the process is different for utilities and for non-utilities, please address each separately.

•
Explain to us how your revenue recognition policy related to the sale of renewable energy incentives and RECs meet the four criteria described in SAB 104 or cite the other applicable US GAAP guidance on which you rely.

RESPONSE:

MEMC, through its wholly owned subsidiary, Sun Edison LLC (“SunEdison”), receives renewable energy incentives from the State of California in the form of performance based incentives (“PBIs”) which are specific to the state of California and are granted under the California Solar Initiative (“CSI”) program for the production of renewable energy. A fixed rate per kilowatt hour of actual solar energy production is paid by utilities over a 60 month period and the incentive is not based or calculated on the cost to construct the solar power plant. The PBIs are not earned by SunEdison unless production actually occurs.  Production from SunEdison-operated systems is verified by an independent third party before billing is accepted by the utilities.  Unlike renewable energy credits discussed below, PBIs are merely a cash incentive and are not tradable. From the SunEdison acquisition date of November 20, 2009 through December 31, 2009, we recorded PBI revenue of approximately $1.1 million.

Through electricity generation by solar electric systems that it operates in certain states, SunEdison is credited with one renewable energy credit (“REC”) for each 1,000 kilowatt-hour (or megawatt-hour) of electricity it produces.  These states include Maryland, New Jersey and Colorado.  RECs represent the right to claim the environmental, social and other non-power qualities of the renewable electricity generation.  At the time SunEdison constructs a solar power plant, an application is submitted to the State energy regulatory body.  The solar power plant is inspected and then approved, enabling SunEdison to qualify and receive RECs based on actual production in the future.  A REC, and its associated attributes and benefits, can be sold with or separately from the underlying physical electricity associated with a renewable-based generation source.  Each REC has its own serial number, is typically certificated, and is tracked by a third-party certification clearinghouse.  Similarly, transfers are documented by the clearinghouse and once a REC is “claimed” for purposes of meeting state-mandated requirements, it is retired.  This ensures that RECs are not double counted.

Buyers of these certificates are typically the utilities that can use the credits to offset state or public utility commission mandated environmental obligations that specify that a portion of their electricity must be generated by solar energy.  Sales directly to utilities are generally recorded at the time of the electricity generation under the terms of an agreement between SunEdison and the utility as the REC earnings process occurs simultaneously with producing the electricity. Investors also purchase these certificates for resale to end-user utilities.

Martin F. James May 11, 2010 Page 3

Typically, SunEdison enters into 5-10 year binding contractual arrangements with utility companies or other investors who purchase RECs at fixed rates as they are generated by the solar electric systems.  SunEdison does not hold a material amount of credits for future sale.  From the November 20, 2009 acquisition of SunEdison through December 31, 2009, we recorded REC revenue of approximately $300,000.

Recording of a sale of RECs under U.S. Generally Accepted Accounting Principles (“GAAP”) is governed by Staff Accounting Bulletin (“SAB 104”).  There are no differences in the process and related revenue recognition between sales to utilities and non-utility customers.  For our purposes, the criteria of SAB 104 are met as follows:

▪	Evidence of an arrangement exists in the form of the written contract with the third party (either the end-user utility or an investor);

▪	Pricing is fixed and determinable under the contract;

▪	Risk of reversal is remote because the sales are binding without return provisions;

▪	Collectability is reasonably assured because we bill and are paid monthly in arrears;

▪	Buyer is a third party because in all instances, we are selling to unaffiliated entities;

▪
Earnings process is complete because the renewable energy has been generated by the solar plant and the clearinghouse has verified and approved the REC creation upon generation of each 1,000 kilowatt hours of power by the plant; and

▪
Risks and rewards have transferred – the buyer can keep the REC for compliance, transfer ownership to another party, or otherwise dispose of or use the REC; there is no recourse to SunEdison once the REC has been transferred, either directly to the utility or through the clearinghouse.

Risks Related to an Investment in Our Common Stock, page 17

The accounting treatment for many aspects of our SunEdison business…, page 19

2.
Describe to us the intra-company contracts held by the SunEdison business.  Tell us the counterparty to these contracts and explain how you account for them.  Please cite the applicable U.S. GAAP on which you base your accounting.

RESPONSE:

All inter-company and intra-company transactions are eliminated in consolidation.  The counterparty to these transactions are other SunEdison consolidated subsidiaries typically foreign subsidiaries or construction company subsidiaries.  SunEdison intra-company transactions include the transfer of products and services from one entity to another including the following:

Martin F. James May 11, 2010 Page 4

Item	GAAP Reference
Intercompany transfer pricing agreements between SunEdison US and foreign entities - (for example, the charging of contractual interest on intercompany loans between US. and foreign sites)	ASC 740-10, “Income Taxes”
Elimination of intra-company transactions and/or profit based on changes in consolidation accounting (including but not limited to variable interest entities)	ASC 810-10, “Consolidations”
Accounting for foreign currency impacts of intra-company loans from the US. to Spanish sites which have not been denominated in the functional currency (i.e. US dollar).	ASC 830, “Foreign Currency Matters”

Upon acquisition, SunEdison adopted MEMC’s accounting policies and accordingly, the accounting policies noted above are consistent with how MEMC has historically accounted for such transactions to the extent applicable.

Results of Operations, page 3

3.
We note the disclosure on page 8 that the joint venture did not record revenue from the sale of the solar power plant in 2009 because “certain administrative prerequisites” will not be completed until early 2010.  Please describe these administrative prerequisites to us and explain when they will be completed.

RESPONSE:

We note the Staff’s comment and acknowledge the use of our term “certain administrative prerequisites” does not fully describe the substantive nature of the open conditions.  While the outstanding procedures were considered administrative in nature, they were not considered perfunctory and failure to complete some of the open items could have resulted in the rescission of the sale agreement.

The joint venture is a German GmbH that is owned 50 percent by Q-Cells SE and 50% by the Company.  While the sale agreement was executed in December 2009, the joint venture did not record the sale of the solar power plant as of December 31, 2009 because all revenue recognition criteria were not met.  Specifically,

▪
The sale agreement provides that the transfer becomes effective upon the registration of the buyer in the German commercial registry as the new owner. Transfer of title and legal change in ownership does not occur until this happens.  The actual registration in the German commercial registry occurred on March 25, 2010.

Martin F. James May 11, 2010 Page 5

▪
There were conditions in the sale agreement which require (i) the financing banks accept changes proposed by the buyer to the loan financing put in place by the joint venture; and (ii) that the project companies have validly acquired all assets and permits necessary to operate their respective business. There were other payment conditions that if not met, would have allowed the buyer to terminate the agreement.  Examples of these administrative prerequisites included: (i) providing articles of association/partnership agreement; (ii) specimen signatures and powers of attorney regarding the signature of the loan agreements; (iii) signed project agreements; (iv) evidence that the transformer station has been transferred; (v) submission of financial statements; and (vi) performance of a technical assessment to address the final purchase price, among others.  On March 30, 2010, the buyer confirmed that the conditions were met as of that date.

Financial Condition, page 8

4.
You disclosed “overall days sales outstanding” and “inventory turn” ratios that appear to be non-GAAP measures since they are calculated based on annualized fourth quarter sales and annualized fourth quarter cost of goods sold instead of your annual sales and annual cost of goods sold for each fiscal year.  Please revise future filings to provide the disclosures required by Item 10(c) of Regulation S-K, including the following.

•	Provide the most directly comparable measures calculated based on GAAP measures such as the annual sales and annual cost of goods sold.

•	Provide reconciliations between the non-GAAP financial measures you disclose and the most directly comparable financial measure calculated and presented based on US GAAP.

•
Disclose why the management believes that these non-GAAP financial measures that are calculated based on annualized fourth quarter amounts provide useful information to investors regarding your company’s financial conditions and the results of operations.

Please provide us with your proposed revised disclosure.

RESPONSE:

The Company notes the Staff’s comment in this regard, and confirms that in future filings where such disclosure is required, the Company will provide a metric based on GAAP annual sales and GAAP annual cost of goods sold for the fiscal 12-month period, or if non-GAAP financial measures are disclosed, the Company will also present the most directly comparable financial measure calculated and presented based on US GAAP.  In connection with the acquisition of SunEdison on November 20, 2009, the Company has been re-evaluating the relevancy of these financial measures.  Accordingly, effective with the March 31, 2010 Form 10-Q, the Company will no longer disclose consolidated days sales outstanding and inventory turns.

Martin F. James May 11, 2010 Page 6

Goodwill and Intangible Assets, pages 16 and 17

5.	Describe to us the favorable energy credits you record as intangible assets. Tell us how you earn these credits and from whom.

RESPONSE:

As of the SunEdison acquisition date, we recorded intangible assets of $3.4 million and $10.8 million related to favorable RECs and PBIs, respectively.  (See response to Comment 1, above for further information about PBIs and RECs and how we account for them.)  We treated these as intangible assets in connection with a purchase business combination due to the contractual nature and separability of the energy credits related to existing solar power plants constructed and operated by SunEdison.  The acquisition date fair value of the intangible assets was determined using a market participant approach.  This approach compared the state specific incentive rates as of the SunEdison acquisition date to the actual selling prices in the related REC sales contracts and/or existing PBI rates in which we noted that the current state incentive rates were lower than our contractual rates. Given a decline in the price of the RECs transferred as of the SunEdison acquisition date compared to the contractual arrangements to sell the RECs and the PBI rate issued by the state of California as of the acquisition date, our existing RECs and PBI rights as of that date were considered above market and will provide an “above market” benefit in future periods for existing and fully operational solar power plants acquired.

6.
We note you recorded “Power plant development arrangements” as intangible assets not subject to amortization.  In addition, you disclose that these assets were recorded in conjunction with the acquisition of SunEdison and relates to anticipated future economic benefits associated with your customer backlog relationships.  Tell us what these assets represent, including for example, whether they are customer lists acquired, unfilled customer orders, etc.  Explain to us how you concluded that they meet the definition of intangible assets, i.e., - either the separability criterion or the contractual-legal criterion described in paragraph 10 of FASB ASC 805-20-25.

RESPONSE:

SunEdison constructs solar power plants and contracts to sell the power pursuant to long-term purchase power agreements (“PPAs”), which are typically 20-year contracts with third party customers.  A purchase power development arrangement (“PPDA”) consists of a PPA and our right to construct a solar system in the future to service the PPA.  At the SunEdison acquisition date, we acquired a backlog of PPDA’s which originated from contractual rights to the PPAs.  SunEdison does not derive a net profit directly from the customers because the PPA revenue streams are less than the cost to construct the asset.  From a cash flow standpoint, the Company receives a significant portion of the net positive cash flows from the projects from governmental subsidies such as the Investment Tax Credit (“ITC”) and other solar energy incentives.  The remaining cash flows over the 20-year PPA period are typically a modest profit to breakeven. Due to the high cost of solar panels, the current operational merits of the solar integration business rely heavily on the ITCs which are 30% of the cost of the solar power plants.

Martin F. James May 11, 2010 Page 7

Because there is no directly applicable GAAP on point, the Company has looked to the GAAP in the in-process research and development (“IPR&D”) area, because the Company believes that the projected future economic benefits from the solar power systems to be developed in the future are similar to IPR&D acquired in a business combination, because an asset does in fact exist at the time of the acquisition.  IPR&D projects acquired in a business combination that meet the definition of an asset in Concepts Statement 6 at the acquisition date are recognized by the acquirer at their acquisition-date fair value. The Company believes the separability criterion in ASC 805 is met since the PPDA intangible asset could be sold, transferred, licensed or exchanged to another party for value.

Concepts Statement 6 defines assets as “probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.”  In its deliberation of Statement 141(R) (ASC Topic 805), the FASB acknowledged that the likelihood that an individual R&D project will result in a profitable product or process often is low. However, the FASB observed that the word probable as used in Concepts Statement 6 refers only to something that is not certain rather than as a criterion specifying the degree of probability of the inflow of future economic benefits that must be present for an item to be recognized as an asset. Therefore, the FASB concluded that IPR&D acquired in a business combination generally will satisfy the definition of an asset, because the observable exchange at the acquisition date provides evidence that the parties to the exchange expect future economic benefits to result from the IPR&D. The FASB concluded that IPR&D assets should be recognized, notwithstanding the uncertainty about the outcome of an individual project, because such uncertainty affects the measurement of the asset’s fair value, not whether it should be recognized as an asset.

Under ASC Topic 805 (formerly FAS 141(R), par. B152), IPR&D assets acquired in a business combination are recognized as assets at the acquisition date at their acquisition-date fair value, rather than charged to expense, regardless of whether they have an alternative future use. In addition, IPR&D assets acquired in a business combination are to be accounted for as indefinite-lived intangible assets until the project is completed or abandoned.  While the PPDAs are not IPR&D, there is an asset that will eventually be realized based upon the construction and deployment of a solar power plant which may be accounted for by analogy similar to IPR&D purchased in a business combination.  The PPDA intangible asset, similar to purchased IPR&D in a business combination, is considered and indefinite lived intangible asset until the related solar power system is constructed (see further discussion in Comment 7).

Martin F. James May 11, 2010 Page 8

7.
You disclosed also that these intangible assets will be allocated to fixed assets as the construction of the related solar power plants stemming from the existing backlog is completed.  Please explain to us in greater detail how these intangible assets are related to specific solar projects and how they will give rise to fixed assets.  Explain how you will account for the allocation of these intangible assets to fixed assets in future periods.  Cite the applicable guidance in U.S. GAAP on which you base your accounting.

RESPONSE:

As noted in our response to Comment No. 6, the fair value of the intangible asset represents a portion of the value to be received upon construction of a solar power plant and is highly correlated to the ITC subsidy.  Effectively, it is the portion of the purchase price related to the acquired right to build the power plants to then qualify for the subsidy.  Similar to the concept of accounting for IPR&D intangible assets, these intangible assets relate to a future asset.  It will be allocated on a prorata basis to the fixed assets related to a specific PPDA once constructed.  This increased cost basis would then be depreciated to the statement of operations in accordance with the Company’s normal depreciation policies.  This practice is similar to the accounting for ITCs (ASC 740-10-50-20), “Investment Credit Tax Recognition Policy”) as relating to a specific asset and adjusted to the cost basis resulting in an adjustment to future depreciation.  The asset is reduced by the ITC because, in substance, the credit is reducing the net costs to construct the asset and the credit relates to the asset because it would not be obtained without constructing and deploying the asset.

Notes to Consolidated Financial Statements

Note 8:  Investments, page 43

8.	We note that you formed a joint venture with Q-Cells SE (“Q-Cells”) and you accounted for the joint venture under the equity method. Please address the following:

•
Provide us with the amounts of the revenue and the costs of sales associated with sales to Q-Cells in each quarter in the reported periods and explain to us your reasons for concluding that the disclosures called for by Rule 4-08(k) of Regulation S-X were not required.

•	Provide us with the summarized financial information required Rule 4-08(g) of Regulation S-X for your joint venture with Q-Cells, and explain why you did not provide the information in the filing.

RESPONSE:

We do not disclose publicly the revenue and costs of sales associated with one particular customer.  In response to the above comment, we are concurrently providing this information supplementally to the Staff under cover of a request for confidential treatment of the information pursuant to Rule 83 of the Commission’s Rules of Practice (17 C.F.R. §200.83) adopted under the Freedom of Information Act (“FOIA”) (“Rule 83”).

Martin F. James May 11, 2010 Page 9

The disclosures called for in Rule 4-08(k) of Regulation S-X state the following:

“Related party transactions should be identified and the amounts stated on the face of the balance sheet, income statement, or statement of cash flows.

In cases where separate financial statements are presented for the registrant, certain investees, or subsidiaries, separate disclosure shall be made in such statements of the amounts in the related consolidated financial statements which are

-	eliminated and

-	not eliminated.

Also, any intercompany profits or losses resulting from transactions with related parties and not eliminated and the effects thereof shall be disclosed.”

As noted previously, the joint venture is owned by Q-Cells SE and MEMC.  Q-Cells SE in turn owns 100% of Q-Cells International (“QCI”).  The joint venture contracted QCI to develop and construct the solar power plant.  MEMC sold the solar wafers to Q-Cells SE, which was not considered a related party with MEMC based on the definition of a related party as defined in the Codification Master Glossary.  Specifically, MEMC cannot control or significantly influence the management or operating policies of Q-Cells SE or QCI from fully pursuing its own separate interests.

Rule 4-08(g) of Regulation S-X requires summarized financial information of subsidiaries not consolidated and 50 percent or less owned persons if, in the case of a 50 percent or less owned persons accounted for by the equity method, meet the criteria in Rule 1-02(w) for a significant subsidiary.  Total consolidated assets of MEMC and the net investment in the joint venture as of December 31, 2009 were $3.6 billion and $101.6 million, respectively.  The investment in the joint venture represented 2.8% of MEMC’s consolidated assets, which was substantially less than 10%.

Outside of outsourcing the construction of the solar power plant, the joint venture had no other operations and hence, no revenues or material expenses during the year ended December 31, 2009 other than an impairment loss on long-lived assets and banking arrangement fees of which MEMC’s share was approximately $3 million.  For the year ended December 31, 2009, the most recent annual period for MEMC, the Company had an operating loss before taxes of $100.2 million and accordingly, MEMC’s share of the net loss of the joint venture representing 3% of the MEMC consolidated pre-tax operating loss, was considered insignificant.

Based on the above, the joint venture was not considered a significant subsidiary under Rule 1-02(w) and separate financial statements of the joint venture were not considered to be required.

While separate financial statements of the joint venture were not included in our filing, and the joint venture was not disclosed as a related party, we believe that our relationship with the joint venture and Q-Cells SE and the significant components of the balance sheet were included in our disclosures in Note 8 of the financial statements.  Note 8 included the following disclosure:

Martin F. James May 11, 2010 Page 10

Equity Method Investments
We entered into a formal joint venture agreement on August 26, 2009 with Q-Cells SE (“Q-Cells”) for the purpose of building large scale solar power plants. Both MEMC and Q-Cells have invested approximately $101.6 million each in the venture in 2009. The joint venture company contracts with Q-Cells International to develop, acquire and build the power plants. The joint venture is accounted for under the equity method of accounting. As MEMC sells wafers to Q-Cells, the revenue from those sales is recognized consistent with MEMC’s revenue recognition policy, and the costs associated with those wafers are included in cost of goods sold. MEMC defers its pro rata share (50%) of the net profit associated with the sale of the wafers, consistent with its ownership in the joint venture, until the power plant is sold to a third party, at which point all previously deferred amounts will be recognized as income, as well as any gain or loss on the sale of the project. We have eliminated our pro rata share of the net profit for the year ended December 31, 2009 of $8.8 million, which is recorded in the statement of operations as equity in earnings of joint venture, net of tax.

Operations during the period from inception of the joint venture through December 31, 2009 consisted of the construction of the first solar power plant project, which was fully constructed in the fourth quarter of 2009 for a total cost of approximately $208.0 million. A contract was executed to sell it to a third party, however due to revenue recognition criteria not being met, the joint venture did not record revenue from the sale of the solar power plant in 2009. This contract resulted in the joint venture recognizing an impairment on the plant assets and MEMC’s share of the impairment was approximately $3.0 million, which was recorded in equity in earnings of joint venture as of December 31, 2009. There were no other material items recorded to the statement of operations of the joint venture in 2009. The sale contract requires the majority of payment to be completed by the end of the second quarter of 2010. The parties can then return the proceeds of that sale to the joint venture partners or leave the investment in the entity for one or more future solar power plant projects.

In addition, the amount of our equity method investment of $100.6 million is disclosed in the table in the footnote as a component of the overall investments that ties to the face of the balance sheet.

Martin F. James May 11, 2010 Page 11

9.
We note that you disclose that you make sales of wafers to Q-Cells but indicate that you defer your pro rata share of the net profit from sales to the joint venture.  Please clarify for us whether you sell to the joint venture or to Q-Cells.  If sales are made to Q-Cells, please explain why deferral of the profits would be appropriate.  Cite the applicable U.S. GAAP that supports your accounting.

RESPONSE:

MEMC started to sell solar wafers to Q-Cells SE during the quarter ended June 30, 2009.  Prior to the adoption of the Codification as of July 1, 2009, the applicable GAAP guidance related to transactions with equity investments was AIN APB 18.  Since this is a joint venture accounted for by MEMC under the equity method of accounting as outlined in APB 18, “The Equity Method of Accounting for Investments in Common Stock" and ASC 323, “Equity Method and Joint Ventures”, and therefore not consolidated, MEMC does not recognize joint venture “sales” in  operating income  related to this joint venture.  The economics of this transaction were such that MEMC would provide the solar wafers to Q-Cells SE and QCI would provide its construction expertise to build the solar plant that would eventually be sold to the joint venture.  In addition, the contractual nature of the joint venture agreement was such that Q-Cells SE would purchase enough solar wafers from MEMC to build the solar power plant.

While we did not sell directly to the equity investee (i.e. the joint venture), the sale of our wafers to Q-Cells SE was contemplated in the joint venture agreement, which provided that wafer volumes in amounts sufficient to build the size of the solar power plant stipulated in the joint venture agreement would be sold.  Because these two agreements were contemporaneous, we concluded that the economics of the transaction dictate that our proportionate share of the profits be deferred, similar to consolidation accounting, until the project was ultimately sold to an outside third party.

In determining if profit should be eliminated on this revenue, the Company reviewed APB 18.  Pursuant to AIN-APB 18, Question 1, if the asset remains with the investee in a transaction between an equity method investor and investee, then intercompany earnings and losses arising from the transaction should be partially or totally eliminated.  To qualify for the approach whereby the investor eliminates only the intercompany profit equal to its share of the investee, (1) the investor must not have control of the investee and (2) the intercompany transaction must be considered arm’s length.  The Company also noted that these solar wafers sold to Q-Cells SE would go through many production steps before they would be a component of the solar modules and ultimately part of the solar power plant (i.e. conversion of the solar wafer into a solar cell, and then assembly of multiple solar cells into a solar module, and installation of the modules).  As such, there was contemplated a substantial transformation of MEMC’s product before QCI was to deliver the power plant to the joint venture. In addition, MEMC was not in the business of building solar modules at the time of the joint venture agreement.

As discussed above, the Company has a 50% ownership and voting share in the investee and accordingly, does not have control over the investee.

In addition, the Company has reviewed and performed an analysis of the pricing for the wafers sold to Q-Cells SE and determined that the negotiated pricing was fair value.  Again, the Company does not publicly disclose pricing, or determination of “fair value” of pricing, for one particular customer.  In response to the above comment, however, the Company is contemporaneously submitting this information to the Staff as supplemental information under a request for confidential treatment under Rule 83.

Martin F. James May 11, 2010 Page 12

Under APB 18, as interpreted, the accounting should conceptually follow one of consolidation.  APB 18 provides several different alternatives with respect to sales to an investee.  One such appropriate alternative, which the Company ultimately elected, was to charge equity in earnings of the investee, net of tax (deferred tax asset) and credit deferred income. We concluded this treatment was more appropriate in our situation because the related inventories were sold and no longer included in MEMC’s consolidated financial statements.  Hence, elimination of inventories and cost of goods sold would not have been appropriate and would also have distorted our gross margins. In addition, upon liquidation of the investment, our accounting policy would appropriately offset any gain or loss against the eliminated profit in the one-line item presentation.

10.
We note that as a result of executing the contract to sell the first solar power plant project the joint venture recognized an impairment charge on the plant assets.  Explain to us in greater detail how that event resulted in an impairment of the plant assets of the JV.  Also, explain to us how the joint venture determined the amount of the impairment loss and your share of that loss.

RESPONSE:

For the quarter ended December 31, 2009, we recorded an impairment of our equity method investment of $3.0 million.  This amount was determined based on MEMC’s proportional share of the expected net realizable value of the solar power plant by the joint venture, which included costs to sell.  As there were no other operations of the joint venture, the investment by MEMC was reduced accordingly.

The project originally maintained a positive cash flow forecast based on expected market prices at the time of planning the project in Q2 2009.  The original forecast assumed the project would be several smaller projects with several potential customers. Because of the large size of the project, completion took approximately six months from start to finish.  We determined in Q4 2009 that the project could not be parceled out into smaller projects and given the location and size of the project, the pool of potential customers was smaller than originally anticipated.  A customer was secured by the joint venture in December 2009.  By that time, the market prices per megawatt for solar projects had also decreased primarily due to upstream decreases in prices for polysilicon, solar wafers and solar modules.  During March 2010, the system was tested by an outside engineer.  The results of this testing indicated a lower throughput than originally estimated.  The sales price was ultimately determined based on the throughput of the solar power plant at a market price per megawatt and was further adjusted downward in the first quarter of 2010.

*          *          *          *          *

Martin F. James May 11, 2010 Page 13

If you have any questions or comments concerning the above, or if you require additional information, please do not hesitate to contact me at (202) 508-6046, or Tim Oliver, the Company’s Senior Vice President and Chief Financial Officer, at (636) 474-5225, or Denis McCarthy, the Company’s Vice President and Principal Accounting Officer, at (636) 474-5218.

Sincerely,

LaDawn Naegle

cc:	Timothy C. Oliver
MEMC Electronic Materials, Inc.